Exhibit 99.1

CooTek Announces Plan to Implement ADS Ratio Change

SHANGHAI—April 28, 2022—CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a global mobile internet company, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), from the current ADS Ratio of one (1) ADS to fifty (50) Class A ordinary shares to a new ADS Ratio of one (1) ADS to six hundred and fifty (650) Class A ordinary shares.

For CooTek’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-thirteen (13) reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about May 9, 2022 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every 13 existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for CooTek’s ADS program, will arrange for the exchange of the current ADSs for the new ones. CooTek’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “CTK.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on CooTek’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 13 times the ADS trading price before the change.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit https://ir.cootek.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com

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